EXHIBIT 99.2

JBDI Holdings Regains Compliance with Nasdaq’s Periodic Filing Requirement

Published

Jun 9, 2025 4:15pm EDT

SINGAPORE, June 09, 2025 (GLOBE NEWSWIRE) — JBDI Holdings Limited (“JBDI” or the “Company”) (Nasdaq: JBDI), today announced that it has received notice (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”) on June 9, 2025 informing the Company that it has regained compliance with the periodic filing requirement under Nasdaq Listing Rule 5250(c)(1), and that the Company was therefore in compliance with the Nasdaq Capital Market’s listing requirements.

On June 5, 2025, the Company filed with the Securities and Exchange Commission under cover of Form 6-K its unaudited condensed consolidated financial statements for the six-month periods ended November 30, 2024 and 2023.

“We are pleased to have regained full compliance with Nasdaq’s listing requirements. With our periodic filings now current, we can focus our full attention on delivering long-term value to our shareholders,” stated Mr. Lim Chwee Poh, the Chief Executive Officer of JBDI Holdings Limited.

About JBDI Holdings Limited

JBDI Holdings Limited is a leading provider of environmentally friendly and efficient products and services, specializing in the revitalization, reconditioning, and recycling of drums and related containers in Singapore and across Southeast Asia. With nearly four decades of industry experience, JBDI Holdings has established a strong reputation for quality and reliability, offering a wide range of reconditioned steel and plastic drums, new containers, and ancillary services. Our mission is to help our customers achieve a zero environmental impact footprint while optimizing resource allocation and reducing costs. For more information, please visit http://jbdi.barrels.com.sg/

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Investor Relations Contact:

Matthew Abenante, IRCPresidentStrategic Investor Relations, LLC Tel: 347-947-2093 Email: matthew@strategic-ir.com

Company Contact:

Zhaorong LiangTel: +65 6861 4150Email: Zhaorong.liang@eugroup.com.sg